NEWS RELEASE

Shaw Closes WIND Acquisition

Calgary, Alberta (March 1, 2016) — Shaw Communications Inc. (“Shaw”) today confirms that it has closed its previously announced acquisition of Mid-Bowline Group Corp. (“Mid-Bowline”) and its wholly-owned subsidiary, WIND Mobile Corp., for an enterprise value of approximately $1.6 billion.

Chief Executive Officer, Brad Shaw said, “We know Canadians want options when it comes to their wireless provider and, in time, customers can expect to see integrated offerings that provide them with the best value for their dollar in quality of coverage and connectivity. We are excited about our growth prospects in mobile and welcome the WIND team of 1200 employees. With the transformative power of this transaction, Shaw will become a leading pure-play connectivity provider.”

WIND is Canada’s largest non-incumbent wireless services provider, serving approximately 940,000 subscribers across Ontario, British Columbia and Alberta with 50MHz of spectrum in each of these regions. Shaw will continue to invest in the wireless network and service offering, including the upgrade of its network to 4G LTE.

“With Shaw’s long-term commitment, customer focus and breadth of product offering, we are better positioned to deliver better value and capability to WIND customers,” said Alek Krstajic, Executive Vice President & President, WIND. “The strength of Shaw as a company and as a brand will provide Canadians with more choice and opportunities to stay connected.”

About Shaw
Shaw is a leading pure-play connectivity provider focused on delivering superior consumer and business broadband communications over its wireline, WiFi and wireless infrastructure. Shaw serves consumers with broadband Internet, WiFi, video and digital phone. Shaw Business Network Services provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. WIND provides wireless services in Ontario, British Columbia and Alberta. Shaw Business Infrastructure Services provides enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks and 19 specialty networks. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE - SJR). For more information, please visit www.shaw.ca.

Investor Inquires	Media Inquires
Shaw Communications Inc. Investor Relations Investor.relations@sjrb.ca www.shaw.ca	Shaw Communications Inc. Chethan Lakshman, VP External Affairs chethan.lakshman@sjrb.ca (403) 930-8448

Caution Regarding Forward-Looking Statements
Statements in this news release relating to operational and growth plans constitute “forward-looking statements” within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate in the circumstances, including without limit, that: expected business and financial results for Shaw will be realized; the pricing environment for WIND is stable relative to current rates; there is no significant market disruption or other significant changes in economic conditions, competition or regulation; the upgrade to 4G LTE, other growth plans and the converged network solution can be executed in a timely and cost effective manner to yield the results expected for Shaw; and WIND will provide expected benefits to the Shaw and the service offering for its customers. There is the risk that one or more of these assumptions will not prove to be accurate and this may affect the business, operational and financial results for Shaw. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.